David Lubin & Associates, PLLC

26 East Hawthorne Avenue

Valley Stream, NY 11580

Telephone: (516) 887-8200

Facsimile: (516) 887-8250

February 4, 2008

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549-0406

Attention: Mark P. Shuman, Branch Chief - Legal

Re:

Identica Holdings Corporation

Amendment No. 2 to Registration Statement on Form SB-2

Filed on September 29, 2006, as amended on November 13, 2007

File No. 333-137710_____________________________________

Dear Mr. Shuman:

Identica Holdings Corporation (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment Number 2 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated December 12, 2007 (the "Comment Letter"), with reference to the Company's Amendment number 1 to the registration statement on Form SB-2 (the "Registration Statement") filed with the Commission on November 13, 2007.   In accordance with the Compliance Guide dated January 25, 2008 (per URL: www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf), the Company hereby elects to keep the Form SB-2 disclosure format in the accompanying amendment S-1/A.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows:

Form SB-2 Comments:

General

1.

Comment:  We are in receipt of the confidential treatment request, CF Control #19118.  Comments with respect to the application will be provided promptly in a separate letter.

Response:  The Company acknowledges the Commission’s receipt of the Company’s confidential treatment request (CF Control # 19118).

2.

Comment:  As initially filed, the registration statement related to offers and sales by selling security holders of 25,041,340 shares, consisting of 15,682,489 outstanding shares, 5,795,999 shares issuable upon the exercise of warrants, and 3,562,852 shares issuable upon conversion of notes.  The amendment relates to offers and sales by selling security holders of

Securities and Exchange Commission

February 4, 2008

50,515,061 shares, consisting of 20,000,000 shares underlying preferred stock, 16,274,572 shares underlying warrants, 11,932,489 outstanding shares and 2,308,000 shares underlying convertible notes.  In your response letter, please reconcile the differences between each category of shares.  Explain the extent to which the outstanding shares, warrant shares and note shares initially the subject of the registration statement continue to be included in the filing, and then in detail describe the additional shares added.  In the response letter, please take care to identify each issuance transaction in the waiting period that relates to shares, warrants, notes or preferred stock that have been added to the amended registration statement.

Response:  The difference between the 50,515,061 shares being registered in the Amended Registration Statement and the 25,041,340 shares included in the initial Registration Statement filed on September 29, 2006, is the result of the following, each of which is more fully described below:  (a) a decrease in the number of outstanding shares of common stock; (b) a decrease in the number of shares of common stock underlying convertible notes; (c) an increase in the number of shares of common stock underlying warrants; (d) the addition of shares of common stock underlying the issuance of Series “A” Preferred Stock; and (e) the issue of warrants to our officers and members of our advisory board.

a.

On September 29, 2006, the Company had 15,682,489 shares issued and outstanding, all of which were included in the initial registration statement.  On December 11, 2006, the Company concluded a purchase of 3,750,000 shares of common stock from David Clayden, a former Vice-President and Director of the Company.  As a result of the purchase of these shares, the Company has 11,932,489 shares issued and outstanding, all of which are included in the Amended Registration Statement.

b.

The initial Registration Statement included 3,562,853 shares of common stock underlying the conversion of $1,247,000 of 8% convertible notes. Since such time (September 29, 2006), the Company redeemed $670,000 of these notes and reduced the conversion price of the remaining $587,000 notes from $0.35 to $0.25 per share. Accordingly, the Amended Registration Statement provides for 2,308,000 shares of common stock issuable upon conversion of the outstanding amount of $577,000 notes at a conversion price of $0.25 per share.

c.

On September 29, 2006, the Company had 5,795,999 warrants outstanding, all of which were included in the initial registration statement. Said amount consisted of 1,895,999 warrant shares related to the 8% convertible notes; 1,000,000 warrant shares issued to eRoomSystem Technologies, Inc.; 1,000,000 warrant shares issued to Faward Consulting Corp.; 1,000,000 warrant shares issued to 1462869 Ontario Inc.; and 900,000 warrant shares issued to employees and consultants of the Company.  The 5,795,999 warrant shares increased to the 16,274,572 shares included in the Amended Registration Statement:

•

As a result of the redemption of $340,000 of the 8% convertible notes, an aggregate of 771,427 warrants were canceled;

•

As a result of the sale of Series “A” Preferred, the Company issued 10,000,000 warrants to the investors of the preferred stock; and

•

As a result of the issuance of 1,250,000 warrant shares to officers and consultants of the Company (see e below).

d.

From May 2007 through October 2007, the Company issued an aggregate of 5,000,000 shares of Series “A” Preferred shares, each share being convertible at the option of the holder, without payment of additional consideration, into 4 shares of common stock. Accordingly,

Securities and Exchange Commission

February 4, 2008

20,000,000 additional shares are included in the Amended Registration Statement which were not included in the September 29, 2006 filing of the initial Registration Statement.

e.

The 1,250,000 additional warrant shares which were not included in the initial Registration Statement are as a result of the following 4 issuances – (i) a warrant to purchase 500,000 shares of our common stock at a price of $0.35 to Faward Consulting Corporation issued on October 10, 2006; (ii) a warrant to purchase 500,000 shares of our common stock at a price of $0.35 to 1462869 Ontario Inc. issued on October 10, 2006; (iii) a warrant to purchase 150,000 shares of our common stock at a price of $0.35 issued to Jacob Gold, Chairman of our Advisory Board on November 1, 2007; and (iv) a warrant to purchase 100,000 shares of our common stock at a price of $0.35 to Andrew Schonzeit, a member of our Advisory Board, on November 1, 2007.  These warrants were issued with respect to services provided to the Company.

3.

Comment:  With respect to each issuance of shares, warrants, notes or preferred stock that took place after the initial filing of the registration statement, that relate to shares added to the filing, provide us with a detailed analysis in support of your belief that the exemption from registration you relied upon was available.  In the response letter, describe each unregistered transaction in reasonable detail, including the manner in which the offerees and investors were identified, the nature of prior relationships with the offerees and investors and the extent to which offerees and investors in each unregistered offering were aware of the pending registration statement.  Describe the nature of any representations or agreements, express or implied, with those offering participants concerning the inclusion of shares of common stock in the registration statement.  Tell us the relationship between the registration rights provisions of the securities purchase agreement relating to the preferred stock offering and this registration statement.  Please analyze the effect of the public solicitation for investors that was associated with the filing of the registration statement on the availability of the exemption you seek to rely upon.  Also, provide a detailed analysis of why you believe that the issuance transactions are distinct from the share resale transactions and not a part of a multi-step distribution of shares to the public.  We note that Rule 152 does not appear available to separate issuances and resales as distinct transactions.

Response:  Since the filing of the Registration Statement on September 29, 2006, the Company issued (i) 5,000,000 shares of Series “A” Preferred from April 2007 through October 2007; (ii) Class A Warrants exercisable to purchase 10,000,000 shares of common stock that were issued to the purchasers of the Series “A” Preferred and (iii) 1,250,000 warrant exercisable for 1,250,000 shares issued to our officers and consultants from October 16, 2006 through November 2, 2007.

The Company’s offer and sale of the Series “A” Preferred and the Class A Warrants pursuant to the Series A Convertible Preferred Stock Purchase Agreement (annexed as Exhibit 10.17 to the Amended Registration Statement) was conducted in such a manner so as to be exempt under Rule 506 of Regulation D and Section 4 (2) of the Securities Act of 1933, as amended.  The offerings and sales were made to a limited number of persons, each of whom represented to the Company that it is an accredited investor that was familiar with the Company and its business.  Furthermore, pursuant to the Investors Rights Agreement (annexed as Exhibit 10.18 to the Amended Registration Statement), the investors received demand registration rights covering the offer and resale of the shares of common stock issuable upon the conversion of their Series “A” Preferred and their Class A warrants.

The Company and its management did not make any representations to the investors in the Series A Preferred offering that the shares of common stock underlying the securities they were purchasing would be included in the Registration Statement.  Rather, it was as a matter of

Securities and Exchange Commission

February 4, 2008

convenience and cost, that the Company decided to include those shares in the Amended Registration Statement rather than incur the additional legal and accounting expense to file another registration statement covering the shares of common stock issuable upon the conversion of the Series “A” Preferred and the Class A warrants.

The Company believes that the offer and sale of the Series A Preferred should not be integrated with the shares covered by the Initial Registration Statement because, as the Commission articulated in the Black Box Incorporated No Action Letter (Jun. 26, 1990), the Series “A” Preferred would be a valid private placement if viewed separately and, therefore, should not be integrated with the prior filing of the Initial Registration Statement.  Additionally, the Company notes that the two transactions should not be integrated because:

a.

The Series A Preferred offering commenced more than six (6) months after the Initial Registration Statement was filed.  The Company, therefore, contends that the Series A Preferred offering and the transactions covered by the initial Registration Statement were not part of a single plan of financing;

b.

The Series A Preferred offering and the transactions covered by the initial Registration Statement were two offerings that had different purposes.  The securities covered by the Initial Registration Statement were issued in connection with the acquisition of Identica Canada Corp.  The Series “A” Preferred offering was to raise working capital so that the Company could execute its business plan.

c.

The initial Registration Statement related to the resale of issued and outstanding common stock; common stock issuable upon the conversion of convertible notes; and the exercise of warrants.  The Series “A” Preferred offering was for the issuance of the Series A Preferred and Series A Warrants.  The two offerings did not involve the same class of securities.

While some of the securities covered by the initial Registration were sold for cash consideration (e.g., the convertible notes and certain warrants), just as the Series A Preferred offering, approximately 5.6 million shares of common stock and 1 million warrants were issued to acquire Identica Canada Corp.  Additionally, some of the stock and the warrants covered by the Registration Statement were issued to consultants, service providers and/or officers of the Company in consideration for services rendered.

For the foregoing reasons, the Company believes that the initial Registration Statement is a distinct transaction from the Series A Preferred offering and that those two transactions are not a part of a multi-step distribution of shares to the public.

4.

Comment:  Consistent with prior comment 4 of our letter dated October 26, 2006, the registration fee for all of the shares offered for resale in this filing should be calculated based upon the initial offering price, which you indicated is $1,00 per share.  Amend your calculation of registration fee table accordingly.  See Rule 457(A) of Regulation C.

Response:  The Company has amended its calculation of registration fee table in accordance with item 4 of the Comment Letter.  Upon filing of the Amended Registration Statement, the Company is paying the balance of the registration fee ($828.11).

Prospectus Summary, page 1

5.

Comment:  In your prospectus summary you state that you have a perpetual distribution agreement with TechSphere, yet under your description of business state that the agreement terminates December 31, 2008, but that you have received written notification from

Securities and Exchange Commission

February 4, 2008

TechSphere that subject to agreement on structure payments, the agreement will be extended to 2012 and renewable thereafter in perpetuity in 5-year increments.  This seems to indicate that the agreement is not, in fact, perpetual, as it can be terminated.  Please revise your prospectus summary so as not to imply that your agreement lacks a term and may not be terminated.

Response:  In accordance with this item 5 of the Comment Letter, the Company has revised the Prospectus Summary to indicate that the distribution agreement can be cancelled by TechSphere because of non-performance. Annexed as Exhibit 10.16 to the Registration Statement please find the letter agreement from TechSphere regarding the extension of the agreement.

6.

Comment:  Please advise us as to the status of your negotiations with TechSphere regarding the structured payments to be made pursuant to the distribution agreement.

Response:  The Company expects the definitive amendment to the distribution agreement with TechSphere to be executed within the next 3 to 4 weeks.

7.

Comment:  In comment 11 of our letter dated October 26, 2006, we requested that you clarify the functions or activities of material subsidiaries.  Please amend your registration statement to provide a brief description of the functions or activities of Identica Corp. PLC.  Alternatively, if the functions of that subsidiary are not material, eliminate the reference from the summary.

Response: The Company has eliminated the reference to Identica Corp. PLC in the Amended Registration Statement as the functions of said subsidiary are not material to the Company.

Risk Factors, page 4

Risks Related to Our Company and Our Industry, page 4

Our officers have no experience in managing a public company . . . page 9

8.

Comment:  Please revise the text of your risk factor to discuss management’s duties with regards to disclosure controls and procedures and the corresponding risks to investors in light of your management’s lack of experience or expertise in the management of a public company.  We note that you have included, as request, discussion of management’s duties with regards to internal control over financial reporting, but did not include discussion regarding disclosure controls and procedures.

Response:  The Company has revised the risk factor to discuss the Company’s management’s duties with regard to disclosure controls and procedures and the related risks in accordance with item 8 of the Comment Letter.

Risks Related to our Common Stock, page 9

There is a significant risk of our common stockholders .  .  . page 10

9.

Comment:  You state that if all your convertible securities, some of which you indicate are convertible debentures, were exercised or converted you would have 50,515,061 shares issued and outstanding.  We note that you have indicated you are registering shares underlying convertible notes, but not convertible debentures.  Please revise throughout to refer to the shares underlying your convertible debt in a consistent manner.

Securities and Exchange Commission

February 4, 2008

Response:  The Company has revised the Amended Registration Statement on pages 7, 47, F-4, F-8, F-26, F-28, F-40 and F-47 in accordance with the Commission’s comment.

The conversion and/or exercise of these outstanding convertible securities . . .page 10

10.

Comment:  Please reconcile this risk factor with its heading.  In its current format, the text of the risk factor pertains to the authority of the directors to issue additional shares and the corresponding dilutive effect this could have upon shareholders, while the heading of this risk factor pertains to the dilutive effect of the conversion of outstanding convertible securities.

Response:  In accordance with the Commission’s comment, the Company has revised the heading of the risk factor to be consistent with the risk factor; the risk pertaining to the dilutive effect of the conversion of outstanding convertible securities was already addressed in the risk factor entitled “There is a significant risk of our common stockholders being diluted as a result of our outstanding convertible securities”.

Plan of Distribution, page 30

11.

Comment:  Revise this section so that the plan of distribution you initially discuss is consistent with the disclosure on the cover page, which is an offering at an initial price of $1.00 per share until the securities are included in the OTCBB quotation system, and thereafter at prevailing prices in that market.  To the extent other methods of distribution are described, clarify that those would be pursued following the admission of the common stock to the OTCBB quotation system.

Response:  The Company has revised the Plan of Distribution in accordance with item 11 of the Comment Letter.

12.

Comment:  Additionally, you indicate that the shares may be sold in an “exchange distribution in accordance with the rules of the applicable exchange”.  Your filing does not refer to any securities exchange or listing of your securities on any exchange.  Please eliminate the reference to an “exchange distribution” or revise to more specifically explain the nature of such distribution and how it is applicable to the transaction you propose.

Response:  The Company has deleted the reference to “exchange distribution” in the Plan of Distribution section of the Amended Registration Statement.

November 2005, Private Placement, page 39

13.

Comment:  You state that the holders of the warrants will be entitled to exercise the warrants on a cashless basis if the shares of common stock underlying the warrants are not registered pursuant to an effective registration statement prior to November 25, 2006 and that in the event the selling stockholders exercise the warrants on a cashless basis, you will not receive any proceeds.  Please amend your registration statement, in all appropriate places, to indicate that the shares of common stock underlying the warrants were not registered prior to the deadline and that, as a result, the selling stockholders may exercise the warrants on a cashless basis.  We note that throughout your registration statement you state you will receive proceeds of up to $6,064,700 from the exercise of the warrants.  This disclosure should be revised to indicate

Securities and Exchange Commission

February 4, 2008

the amount of proceeds you will receive should holders of warrants with cashless exercise rights choose to exercise said cashless rights.

Response:  The Company has revised the Amended Registration Statement in accordance with the Commission’s comment to clearly indicate the proceeds to be received from the exercise of warrants excluding the warrants which now provide for cashless exercise.

14.

Comment:  We note that you did not file a registration statement within 120 days from the issuance date of the notes.  Accordingly, please revise your registration statement to indicate that you are subject to a penalty of 1% per month on the outstanding balance of the notes.

Response:  The Company has added the requested disclosure on page 34 of the Amended Registration Statement in accordance with this item 14 of the Comment Letter.

Description of Business, page 42

15.

Comment:  Please amend your registration statement to include an estimate of the amount spent during each of the last two fiscal years on research and development activities and, if applicable, the extent to which the cost of such activities was borne directly by customers.  See Item 101(b)(10) of Regulation S-B.

Response:  The Company has revised the Amended Registration Statement on page 42 to add the requested disclosure regarding research and development in accordance with this item 15 of the Comment Letter.

Organization within Last Five Years, page 44

History, page 44

16.

Comment:  In comment 28 of our letter dated October 26, 2006, we requested that you provide disclosure regarding the purposes of the acquisitions of American Biometrics and that you describe the assets and liabilities of eRoom.  Please provide the requested information.

Response:  The Company has added the disclosure regarding the acquisition of American Biometrics and the assets and liabilities of eRoom on page 36 of the Amended Registration Statement in accordance with this item 16 of the Comment Letter.

17.

Comment:  In your response letter, please provide quantitative information concerning the nature and significance of the assets and liabilities of American Biometrics and eRoom that were not acquired, as requested in comment 28 of our letter dated October 26, 2006.

Response:

a.

eRoomSystem:

The Company “acquired” the technical support team of eRoomSystem as a result of this transaction. In addition, the Company acquired the fixed assets in eRoom’s Salt Lake City office, which were valued at approximately $15,000 and assumed the lease of their office located in Salt Lake City.  Below is summary balance sheet of eRoom as of

Securities and Exchange Commission

February 4, 2008

September 30, 2005 immediately after this acquisition and as of June 30, 2005, the quarter prior to the acquisition.

Securities and Exchange Commission

February 4, 2008

	September 30, 2005	June 30, 2005
ASSETS
Current Assets	$1,508,415	$1,073,534
Refreshment Centers in Service	1,484,145	1,612,810
(net of accumulated depreciation)
Property and Equipment	4,312	143,432
Less accumulated depreciation and amortization)	(1,514)	(132,267)
Net Property and equipment	2,798	11,165
Other Assets	236,034	235,544
TOTAL ASSETS	$3,231,392	$2,933,053

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities	$450,112	$531,806
Long-Term Debt, net of current portion	427,774	989,028
TOTAL LIABILITIES	$877,886	$1,520,834

The Company did not acquire any revenue producing activity of eRoom, the equipment or any maintenance contracts that belong to eRoom. Nor did the Company acquire the customer base, the market distribution system, the sales force, the operating rights, the production techniques or the trade name of eRoom. The equipment identified above as Refreshment Centers in Service alone, owned by eRoom that was not purchased by Identica, had a net value of $1,612,810 on June 30, 2005. In addition the Company did not assume any of the liabilities of eRoom.

b.

American Biometrics and Security, Inc.

At the time that Identica Canada Corp. acquired some of the assets of American Biometrics and Security, Inc. (“ABS”) ABS was a start-up entity with less than one year’s operational history.

Below is a list of assets and liabilities not acquired by Identica Canada Corp.  Since ABS was a start-up, none of the remaining assets or liabilities was material:

(i)

Cash and Accounts Receivable

(ii)

Physical facilities

(iii)

Furniture, fixtures, vehicles and equipment

(iv)

Employee base

(v)

Market distribution system

(vi)

Production techniques

(vii)

Trade names

(viii)

Accounts payable

(ix)

Leases

(x)

Tax Liabilities

Securities and Exchange Commission

February 4, 2008

Market Strategy, page 50

18.

Comment:  You indicate that your current focus is 70% on access control, 20% on time and attendance and ten percent on personal verification, but that this emphasis will change as you achieve market penetration and sales volumes.  Please revise to describe how you expect that your emphasis will change as you achieve market penetration and sales volumes and what quantitative factors will trigger your change in emphasis.

Response:  The Company has revised the Market Strategy disclosure on page 41 of the Amended Registration Statement in accordance with this item 18 of the Comment Letter.

Competition, page 51

19.

Comment:  Please describe your competitive position in your industry.  See Item 101(b)(4) of Regulation S-B.

Response:  The Company has revised the Competition disclosure on page 42 of the Amended Registration Statement in accordance with this item 19 of the Comment Letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Liquidity and Capital Resources, page 58

20.

Comment:  Please revise this section to include a discussion of what steps you intend to take in the event your current projections of revenue of $200,000 per month over the next twelve months do not materialize.

Response:   The Company has revised the liquidity disclosure on page 49 of the Amended Registration Statement in accordance with this item 20 of the Comment Letter.

Summary of Critical Accounting Estimates, page 59

Revenue, page 59

21.

Comment:  We note that based on your “limited historical experience” you estimate that future sales returns and allowances will be approximately 7% of your gross sales.  Please clarify how you determined that you have sufficient historical experience with similar types of sales and a large volume of relatively homogeneous transactions in order for you to make a reasonable estimate of your future returns.  Please provide your complete analysis of paragraphs 6 through 8 of SFAS No. 48 which supports your ability to recognize revenue when a right of return exists.  In addition, please revise your refund disclosure on page 60 which states that you defer any revenue for which a refund right exists as this disclosure seems to contradict your return policy.

Response:  Historically the Company has provided end-use customers only (not resellers) with terms that allowed for trial of its products for as long as 60 days, and in order to relieve inventory, the Company has booked the transaction as a revenue producing sale, however, the customer had the right to return the product(s) within the period with full credit.  As of fiscal 2008 the Company determined to revise its accounting policy in this regard so that the transaction is posted to a non-revenue account until the customer has accepted the product or returned the product.  In

Securities and Exchange Commission

February 4, 2008

2005 and 2006, approximately 7% of our gross sales resulted in return of the product for credit.  In 2007, because of product improvements and more comprehensive requirements specifications, this rate of return has dropped significantly, to approximately 3%.

The Company has elected to change its accounting procedure as to revenue recognition effective for periods after December 31, 2007.  Effective as of January 1, 2008, the Company will recognize revenue when a right of return no longer exists.   For all accounting periods ending September 30, 2007 and previously, below please find the Company’s analysis of SFAS No.48 items 6 through 8:

6.  If an enterprise sells its product but gives the buyer the right to return the product, revenue from the sales transaction shall be recognized at time of sale only if all of the following conditions are met:

a.

The seller's price to the buyer is substantially fixed or determinable at the date of sale.

All of the Company’s prices are published and fixed at the time of the sale.

b.

The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product.

Since the Company only offers the right of return (except for warranty issues) to end use custumers, the obligation on those end use customers to pay is not contingent on the resale of the product to others.

c.

The buyer's obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.

Except for the right of return offered to some end use customers (trial or conditional sales) the title to the goods transfers to the purchaser at the time of shipping from Company locations and its purchasers have no right to return the product in the event of physical destruction or damage to the product.

d.

The buyer acquiring the product for resale has economic substance apart from that provided by the seller.

All of the customers of the Company, whether end use or resellers, are independent from the Company and have economic substance apart from the Company.

e.

The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.

Except for its standard warranty obligations, the Company has no future performance obligations.

f.

The amount of future returns can be reasonably estimated (paragraph 8)

Since the Company controls which end use customers are offered trials or conditional sales, the Company can reasonably estimate the future returns as a percentage of sales.

Securities and Exchange Commission

February 4, 2008

7

If sales revenue is recognized because the conditions of paragraph 6 are met, any costs or losses that may be expected in connection with any returns shall be accrued in accordance with FASB Statement No. 5, Accounting for Contingencies. Sales revenue and cost of sales reported in the income statement shall be reduced to reflect estimated returns.

Since the Company does not intend to book revenue until all contingencies related to a sale have been met and/or have expired, the Company does not anticipate incurring any costs or losses relating to the recognition of revenue.

8. The ability to make a reasonable estimate of the amount of future returns depends on many factors and circumstances that will vary from one case to the next. However, the following factors may impair the ability to make a reasonable estimate:

a.

The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand.

Since the right of return is offered only to end use customers, and under specific time restrains (no longer than 60 days), the above does not pertain to the Company’s sales situations.

b.

Relatively long periods in which a particular product may be returned.

See a. above.

c.

Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise's marketing policies or relationships with its customers

The Company lacks sufficient historical experience to accurately predict our end-use customers’ returns.  Therefore, in addition to changing its accounting policy to provide revenue recognition only after any right to return expires, the Company has, through September 30, 2007, based its allowance for returns on its actual historical experience.  As the September 30, 2007 statement was not compiled until sixty days following the end of the accounting period, and all sales booked through September 30, 2007 had a maximum return period of sixty days, the Company was able to provide revenue and sales return information with absolute historical accuracy.

d.

Absence of a large volume of relatively homogeneous transactions. The existence of one or more of the above factors, in light of the significance of other factors, may not be sufficient to prevent making a reasonable estimate; likewise, other factors may preclude a reasonable estimate.

Although the Company has not reached “large volumes” of sales, with the fact that it is not recognizing revenue with regards to trial or conditional sales, and has limited its exposure to end use customers only, the Company feels that it has properly and sufficiently addressed this issue.

Securities and Exchange Commission

February 4, 2008

Consolidated Financial Statements

General

22.

Comment:  Revise your registration statement to include updated interim financial statements as of and for the nine months ended September 30, 2007 and related consents.  Refer to Item 310(g) of Regulation S-B.

Response:  The Company has added the interim financial statements as of and for the nine months ended September 30, 2007 and the related consent in accordance with this item 22 of the Comment Letter

Report of Independent Registered Accounting Firm, page F-2

23.

Comment:  Revise to include the audit report of your predecessor auditor who audited your financial statements as of December 31, 2005, for the year ended December 31, 2005 and from inception through December 31, 2005.

Response:  The Company has added the audit report of its predecessor auditor for the financial statements as of and for the year ended December 31, 2005 in accordance with this item 23 of the Comment Letter.

Notes to Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

f)  Revenue Recognition, page F-15

24.

Comment:  We note your service revenue is principally derived from a service contract with eRoom from your disclosure on page 55.  Please clarify your revenue recognition accounting policy for this service revenue and clarify how your policy complies with SAB Topic 13.  As part of your response, please explain all the material terms of this service contract.  In addition, explain why you do not have any cost of sales from your service revenue.

Response:  As per SAB Topic 13 which states that revenue must be recorded when realized or realizable, the Company recognizes revenue from eRoom as it is earned on a monthly basis and it is paid within thirty days of the end of each period. The Company provides technical support on an as-needed basis and bills monthly based upon the number of units deployed in the field at a rate of $0.50 per unit per month. The Company provides twenty-four (24) hour telephone support and services to maintain and keep the equipment in normal working order and supplies all necessary parts to service the equipment, however all costs for such parts are passed through to eRoom.

The Company remotely monitors the operation of the units in the field, and makes semi-annual visits to eRoom’s customer locations, providing retraining, merchandising recommendations, operational recommendations and software support.  All travel costs are the responsibility of eRoom.

Securities and Exchange Commission

February 4, 2008

Since all of the individuals providing support to eRoom are salaried employees of the Company, the Company does record or track the time used for eRoom support.  The cost of sales is recorded as part of employee wages.

25.

Comment:  We note that you distribute products, hardware, embedded firmware and customized and development services from TechSphere from your disclosure on page F-24.  It appears that you are reporting revenue from sales of these products and services on the gross basis.  Please tell us whether you act as a principal in these transactions and how you considered the indicators in EITF 99-19 when making this determination.  Please provide your full analysis of the indicators in EITF 99-19 when you support your conclusion.

Response:  The Company reports the revenue from sales and services on a gross basis. The Company’s product base includes product it has developed and manufactured, in addition to product supplied by TechSphere in South Korea. However, in response to the comment, the Company is supplying a full analysis of the indicators in EITF 99-19 in support of this decision as it pertains to its relationship with TechSphere as follows:

Indicators Supporting Identica’s Gross Revenue Reporting

1.

The Company is the primary obligor in the arrangement with its customers, that is, it is the party responsible to the customer for providing the product and/or service that is the subject of the arrangement. The Company is the sole party which the customer will look to for fulfillment and for ensuring its satisfaction. The Company has significant risks and rewards in the transaction that indicate it is at risk for the full amount of the contract, not just a commission. Evidence that the Company is the primary obligor results directly from the marketing literature for its products and by the terms of the sales contract with its customers (EITF 99-19, par. 7).

2.

The Company has general inventory risk, as it buys inventory in the hopes of reselling it at a profit. As an exclusive distributor the Company maintains an inventory of a product and takes title to and assumes all risks and rewards of ownership of the product before that product is ordered by its customers. The Company has the general inventory risk if its customer has a right of return and it takes title to and assumes the risks and rewards of ownership of the product if it is returned. The Company takes on the service risk in a service transaction, by committing to purchase service from TechSphere in the form of modifications to the product before the Company finds specific customers for those modifications. The fact that the Company has general inventory risks that are not mitigated by terms of its distribution agreement with TechSphere is a strong indicator that revenue should be recorded on a gross basis.

There are no factors that mitigate the Company’s general inventory risk.  The Company has no right to return unsold saleable products to TechSphere, and receives no inventory price protection from them. The Company does not have the right to return to TechSphere any products returned by its customers except with respect to product covered by TechSphere’s warranty as the manufacturer (EITF 99-19, par. 8).

3.

The Company determines the price at which it sells its products and services. The fact that the Company has all of the latitude to establish prices for its products and services is a further indicator that the Company is acting as a principal, rather than as TechSphere’s agent (EITF 99-19, par. 9).

4.

The Company generally modifies the products it receives from TechSphere by adding various Identica-proprietary accessories on an as-required basis for its customers.

Securities and Exchange Commission

February 4, 2008

The Company performs all of the services in support of its customers. Because the Company physically changes the product beyond its packaging and performs all of the service ordered by a customer, the Company is not acting as an agent. As the Company is fully responsible for fulfillment, it is the obligor in the arrangement (EITF 99-19, par. 10).

5.

Except for the unique products the Company purchases from TechSphere, the Company has complete discretion in supplier selection. The Company has multiple suppliers for products other than TechSphere proprietary products ordered by a customer, and the discretion to select the supplier that will provide other products or services ordered by its customers is further indication that the Company is acting as a principal (EITF 99-19, par. 11).

6.

The Company is involved in determining product and/or service specifications including requirements for the products it purchases from TechSphere. The Company has the ability to determine the nature, type, characteristics, or specifications of the product or service ordered by its customers, which indicates that the Company is primarily responsible for fulfillment (EITF 99-19, par. 12).

7.

The Company has physical loss inventory risk after it receives its customer order until the order is shipped. All orders are shipped FOB the Company’s warehouses. (EITF 99-19, par. 13).

8.

The Company assumes all credit risk for the amounts billed to its customers, and as such, is evidence that the Company has risks and rewards as a principal in its sales transactions. The Company is responsible for collecting the sales price from its customers.  Payments to TechSphere are for goods shipped to the Company’s warehouses for inventory and are not related to any specific customer sales. (EITF 99-19, par. 14).

The Company has carefully reviewed the EITF 99-19 Indicators of Net Revenue Reporting and has concluded that none of them pertain to its business.

Note 13.  Related Party Transactions, page F-34

26.

Comment:  Your disclosure on page 55 indicates that your service revenue in 2006 primarily relates to a service contract with eRoom.  eRoom appears to be a related party based on ownership of 20.662% of your common stock as disclosed on page 63.  Tell us how you considered the disclosure requirements of Item 404 of Regulation S-B and SFAS No. 57 with regard to revenues derived from transactions with eRoom.

Response: The Company has revised the Registration Statement to break out the eRoom service revenue transactions as Related Party transactions, pursuant to Item 404 of Reg S-B as well as SFAS No.57.

Consolidated Financial Statements as of June 30, 2007 and 2006

Note 5.  Deposit, page F-49

27.

Comment:  We note that you paid a refundable deposit to TechSphere to cover each year’s repurchase requirement under the agreement with them.  Your disclosure also states that you have met your purchase commitments through June 30, 2007.  Please clarify when you are scheduled to receive the cash from the refundable deposit for the portion of the quota requirement you have met.  Clarify whether there are any additional performance measures that you have to meet under the arrangement in order to receive the cash or whether there are any

Securities and Exchange Commission

February 4, 2008

remaining contingencies that would cause you not to receive the entire deposit amount.

Response:  The requirement for refundable deposits will be deleted in the amended distribution agreement between Identica and TechSphere.  Since the Company had outstanding orders for product and services from TechSphere, TechSphere has agreed to apply the refundable deposit of $140,000 in accordance with the list below:

TechSphere - Deposit Utilization
Deposit Starting Amount	140,000
Less - T-Module Purchase - 100 Units	26,100
Less - Development Agreement for Special Units for Halifax	42,900
Less - Purchase of VP-II S - 100 Units @ 710.00	71,000
Deposit Balance	0

28.

Comment:  We note that your inventory balance has increased significantly at each balance sheet date reported.  Please clarify how you have determined that inventory is valued at the lower of cost or market considering your inventory balance as of June 30, 2007 is significantly higher than your product sales from inception through June 30, 2007.  In this respect, clarify how you determined that the amount of inventory recorded at June 30, 2007 is realizable.  We refer you to ARB 43, Chapter 4, paragraph 9.  In addition, please clarify whether you have continued to purchase inventory in order to meet your purchase commitment with TechSphere or whether you need the inventory to meet your forecasted sales demands.

Response:  Although the Company’s inventory as of September 30, 2007 is $575,065 valued at cost, its total product sales for the third quarter (ending 9-30-2007) were $266,460, more than a three-fold increase from the first and second quarters combined in 2007.  Since the Company anticipates continued product sales growth well in excess of its inventory on hand as of September 30, 2007, management feels that its inventory level is in line with its forecasted sales, given the extended travel time and distance to South Korea where TechSphere manufactures the Company’s principal product.  As noted elsewhere, TechSphere has agreed in principle to eliminate short-term purchase commitments.

Part II

Exhibits

29.

Comment:  Contracts upon which your business is substantially dependent (e.g., contracts accounting for 10% or more of your revenues), along with contracts with related parties, must be filed as exhibits to your registration statement.  As your disclosure on page 55 indicates that your service revenue in 2006 primarily relates to a service contract with eRoom, and eRoom appears to be a related party based on ownership of 20.662% of your common stock, please amend your registration statement to include your service contract with eRoom as an exhibit.  Refer to Item 601(b)(10) of Regulation S-B.

Response:  The Company has included its service agreement with eRoom as Exhibit 10.19 to the Amended Registration Statement in accordance with this item 29 of the Comment Letter.

Securities and Exchange Commission

February 4, 2008

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement.  Please note that we are also submitting via courier three (3) copies of a redline version of the Amended Registration Statement showing changes from the Registration Statement in order to help expedite the review process.

The Company’s written acknowledgement as requested in the Comment Letter is annexed to this letter.  Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers.  Thank you very much.

Very truly yours,

/s/ David Lubin

David Lubin